MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

October 9, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

Attention: Ms. Bonnie Baines, Mr. Kevin Vaughn, Ms. Mary Beth Breslin, Mr. Jeffrey Gabor

Re: Marijuana Co of America, Inc.

Amendment No. 2 to Form 10-K for period ended December 31, 2018

Filed August 9, 2019

Form 10-Q for period ended June 30, 2019

Filed August 19, 2019

File No. 000-27039

Dear Ms. Baines, Mr. Vaughn, Ms. Breslin and Mr. Gabor:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated September 20, 2019. The specific comments below are numbered to correspond to your comment letter.

Amendment No. 2 to Form 10-K for period ended December 31, 2018 filed August 9, 2019

Report of Independent Registered Public Accounting Firm, page F-1

1. We note your response to prior comment four of our letter dated July 19, 2019 regarding the audit report accompanying your financial statements. The opinion sentence in the revised opinion now only refers to the most recent year of your results of operations and cash flows. Please revise to have your auditors provide an amended report that appropriately addresses both years of your results of operations and cash flows as required by Regulation S-X and Article 8-02.

Response:       The Company will file an amendment to its Form 10-K/2 providing a corrected audit report referencing both years of the noted results of operations and cash flows.

Note 1 - Significant Accounting Policies Revenue Recognition, page F-6

2. Please revise to address the following regarding your response to prior comment six of our letter dated July 19, 2019 regarding the adoption of ASU 2014-09 "Revenue from Contracts with Customers" and the revisions to your revenue recognition disclosures:

• Please revise to disclose each of the five revenue recognition steps central to ASC 606, and explain how you applied each of these steps to your revenue streams upon adoption.

U.S. Securities and Exchange Commission

October 9, 2019

• As part of your revisions, disclose a clear description of performance obligations identified, the composition of the transaction price, your basis for allocating the transaction price to performance obligations, and the factors you considered in establishing revenue recognition to be either at a point in time or over time.

• Similarly revise the related disclosure in your Form 10-Q for the period ended June 30, 2019, and ensure that your disclosure for future periods consistently addresses the above points.

Response:       The Company will amend its Note 1: Significant Accounting Policies disclosure on page F-6 as follows:

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the presentation of the accompanying financial statements follows:

Basis and business presentation

Marijuana Company of America, Inc. (The “Company”) was incorporated under the laws of the State of Utah in October 1985 under the name Mormon Mint, Inc. The corporation was originally a startup company organized to manufacture and market commemorative medallions related to the Church of Jesus Christ of Latter Day Saints. On January 5, 1999, Bekam Investments, Ltd. acquired one hundred percent of the common shares of the Company and spun the Company off changing its name Converge Global, Inc. From August 13, 1999 until November 20, 2002, the Company focused on the development and implementation of Internet web content and e-commerce applications. In October 2009, in a 30 for 1 exchange, the Company merged with Sparrowtech, Inc. for the purpose of exploration and development of commercially viable mining properties. From 2009 to 2014, we operated primarily in the mining exploration business.

In 2015, the Company changed its business model to a marketing and distribution company for medical marijuana. In conjunction with the change, the Company changed its name to Marijuana Company of America, Inc. At the time of the transition in 2015, there were no remaining assets, liabilities or operating activities of the mining business.

On September 21, 2015, the Company formed H Smart, Inc, a Delaware corporation as a wholly owned subsidiary for the purpose of operating the hempSMART brand.

On February 1, 2016, the Company formed MCOA CA, Inc., a California corporation as a wholly owned subsidiary to facilitate mergers, acquisitions and the offering of investments or loans to the Company.

On May 3, 2017, the Company formed Hempsmart Limited, a United Kingdom corporation as a wholly owned subsidiary for the purpose of future expansion into the European market.

On May 23, 2018, the Company formed H Smart, LLC in Washington State. On January 21, 2019, the Company converted this entity into a Washington State corporation named H Smart, Inc.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: H Smart, Inc., H Smart, LLC, Hempsmart Limited and MCOA CA, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

U.S. Securities and Exchange Commission

October 9, 2019

Revenue Recognition

For annual reporting periods after December 15, 2017, the Financial Accounting Standards Board (“FASB”) made effective ASU 2014-09 “Revenue from Contracts with Customers,” to supersede previous revenue recognition guidance under current U.S. GAAP. Revenue is now recognized in accordance with FASB ASC Topic 606, Revenue Recognition. The objective of the guidance is toestablish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principal is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Two options were made available for implementation of the standard: the full retrospective approach or modified retrospective approach. The guidance became effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. We adopted FASB ASC Topic 606 for our reporting period as of the year ended December 31, 2017, which made our implementation of FASB ASC Topic 606 effective in the first quarter of 2018. We decided to implement the modified retrospective transition method to implement FASB ASC Topic 606, with no restatement of the comparative periods presented. Using this transition method, we applied the new standards to all new contracts initiated on/after the effective date. We also decided to apply this method to any incomplete contracts we determine are subject to FASB ASC Topic 606 prospectively. For the year ended December 31, 2019 [and for the quarter ended June 30, 2019], there were no incomplete contracts. As is more fully discussed below, we are of the opinion that none of our contracts for services or products contain significant financing components that require revenue adjustment under FASB ASC Topic 606.

Identification of Our Contracts with Our Customers.

Contracts included in our application of FASB ASC Topic 606, consist completely of sales contracts between us and our customers that create enforceable rights and obligations. For the year ended December 31, 2018, [and for the quarter ended June 30, 2019], our sales contracts included the following parties: us, our sales associates and our customers. Our sales contracts were offered by us and our sales associates to our customers directly through our web site. Our sales contracts, and those formalized by our sales associates, are represented by an electronic order form, which contains the contractual elements of offer for sale, acceptance and the provision of consideration consisting of the buyer’s payment, which is concurrent with our delivery of hempSMART™ product. Since our hempSMART™ product sales contracts are consummated upon receipt of the customer’s acceptance of our offer; our concurrent receipt of our customers payment; and, our delivery of the agreed to hempSMART™ product, all parties are equally committed to fulfilling their respective obligations under the sales contracts. Further, the sales contracts specifically identify (1) parties; (2) quantity of hempSMART™ product ordered; (3) price; and, (4) subject, and so each respective party’s rights are identifiable and the payment terms are defined. Since the sales contracts are consummated concurrent with offer, acceptance, payment and delivery of the hempSMART™ product ordered, we recognize revenue and cash flows as the principal from the respective sales contract transactions as they complete. Further, because our sales contracts are offered, accepted and consummated concurrently, our ability to collect revenue is immediate. We receive no payments for agreements that do not qualify as a contract. If customers agree to multiple sales contracts when they are entered into at or near the same time, our policy is to combine those contracts if: (1) the sales contracts are negotiated as a single package; (2) the payment amount of one sales contract is dependent upon another sales contract; (3) our performance obligations of delivering multiple hempSMART™ products can be determined to be part of a single transaction. Since the nature of the entry into and consummation of our sales contracts occur concurrently, there are no changes or modifications to the terms of the sales contracts that would modify the enforceable rights and performance obligations of the parties and that would materially alter the timing of our receipt of revenue from our sales contracts.

U.S. Securities and Exchange Commission

October 9, 2019

Identifying the Performance Obligations in Our Sales Contracts.

In analyzing our sales contracts, our policy is to identify the distinct performance obligations in a sales contract arrangement. In determining our performance obligations under our sales contracts, we consider that the terms and conditions of sales are explicitly outlined in our sales contracts and are so distinct and identifiable within the context of each sales contract, and so are not integrated with other goods, or constitute a modification or customization of other goods in our contracts, or are highly dependent or highly integrated with other goods in our sales contracts. Thus, our performance obligations are singularly related to our promise to provide the hempSMART™ products upon receipt of payment. We offer an assurance warranty on our hempSMART™ products that allows a customer to return any hempSMART™ products within thirty days if not satisfied for any reason. Assurance warranties are not identifiable performance obligations, since they are electable at the whim of the customer for any reason. However, we do account for returns of purchase prices if made.

Determination of the Price in Our Sales Contracts.

The transaction prices in our sales contract is the amount of consideration we expect to be entitled to for transferring promised hempSMART™ products. The consideration amount is fixed and not variable. The transaction price is allocated to the identified performance obligations in the contract. These allocated amounts are recognized as revenue when or as the performance obligations are fulfilled, which is concurrently upon receipt of payment. There are no future options for a contract when considering and determining the transaction price. We exclude amounts third parties will eventually collect, such as sales tax, when determining the transaction price. Since the timing between receiving consideration and transferring goods or services is immediate, our sales contract do not have a significant financing component, i.e., recognizing revenue at the amount that reflects the cash payment that the customer would have made at the time the goods or services were transferred to them (cash selling price), rather than significantly before or after the goods or services are provided.

Allocation of the Transaction Price of Our Sales Contracts.

Our sales contracts are not considered multi-element arrangements which require the fulfillment of multiple performance obligations. Rather, our sales contracts include one performance obligation in each contract. As such, from the outset, we allocate the total consideration to each performance obligation based on the fixed and determinable standalone selling price, which we believe is an accurate representation of what the price is in each transaction.

Recognition of Revenue when the Performance Obligation is Satisfied.

A performance obligation is satisfied when or as control of the good or service is transferred to the customer. The standard defines control as “the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.” (ASC 606-10-20). For performance obligations that are fulfilled at a point in time, revenue is recognized at the fulfillment of the performance obligation. As noted above, our single performance obligation sales contracts are singularly related to our promise to provide the hempSMART™ products to the customer upon receipt of payment, which occurs concurrently and when, upon completion, allows us under our revenue recognition policy to realize revenue.

Regarding our offered financial accounting, bookkeeping and/or real property management consulting services, to date no contracts have been entered into, and thus no reportable revenues have resulted for the fiscal years ended 2017 and 2018, or for the quarter ended March 31, 2019.

Product Sales

Revenue from product sales, including delivery fees, is recognized when (1) an order is placed by the customer; (2) the price is fixed and determinable when the order is placed; (3) the customer is required to and concurrently pays for the product upon order; and, (4) the product is shipped. The evaluation of our recognition of revenue after the adoption of FASB ASC 606 did not include any judgments or changes to judgments that affected our reporting of revenues, since our product sales, both pre and post adoption of FASB ASC 606, were evaluated using the same standards as noted above, reflecting revenue recognition upon order, payment and shipment, which all occurs concurrently when the order is placed and paid for by the customer, and the product is shipped. Further, given the facts that (1) our customers exercise discretion in determining the timing of when they place their product order; and, (2) the price negotiated in our product sales is fixed and determinable at the time the customer places the order, and there is no delay in shipment, we are of the opinion that our product sales do not indicate or involve any significant customer financing that would materially change the amount of revenue recognized under the sales transaction, or would otherwise contain a significant financing component for us or the customer under FASB ASC Topic 606.

U.S. Securities and Exchange Commission

October 9, 2019

Consulting Services

We also offer professional services for financial accounting, bookkeeping or real property management consulting services based on consulting agreements. As of the date of this filing, we have not entered into any contracts for any financial accounting, bookkeeping and/or real property management consulting services that have generated reportable revenues as of the years ended 2017 and 2018 or the quarter ended June 30, 2019. We intend and expect these arrangements to be entered into on an hourly fixed fee basis.

For hourly based fixed fee service contracts, we intend to utilize and rely upon the proportional performance method, which recognizes revenue as services are performed. Under this method, in order to determine the amount of revenue to be recognized, we will calculate the amount of completed work in comparison to the total services to be provided under the arrangement or deliverable. We only recognize revenues as we incur and charge billable hours. Because our hourly fees for services are fixed and determinable and are only earned and recognized as revenue upon actual performance, we are of the opinion that such arrangements are not an indicator of a vendor or customer based significant financing, that would materially change the amount of revenue we recognize under the contract or would otherwise contain a significant financing component under FASB ASC Topic 606.

The Company determined that upon adoption of ASC 606 there were no quantitative adjustments converting from ASC 605 to ASC 606 respecting the timing of our revenue recognition because product sales revenue is recognized upon customer order, payment and shipment, which occurs concurrently, and our consulting services offered are fixed and determinable and are only earned and recognized as revenue upon actual performance.

Form 10-Q for period ended June 30, 2019 filed August 19, 2019

Investments, page 13

3. Based on your response to prior comment eight of our letter dated July 19, 2019, it appears your unconsolidated joint venture in Natural Plant Extracts is material to your ﬁnancial statements. Therefore, please revise to disclose the separate material equity investee disclosures required by ASC 323-10-50-3c.

Response:       The Company's investment in 20% of the common stock of Natural Plant Extracts is material to the Company's financial statements and is accounted for under the equity method of accounting. Therefore, we have included a summary of the assets, liabilities and results of operations and other relevant disclosures of Natural Plant Extracts in the Investment Footnote #5 as required by ASC 323-10-50-3c.

Natural Plant Extract of California, Inc.

The standalone unaudited financial statements of Natural Plant Extract of California, Inc. for the second quarter ended June 30, 2019 and the year ended December 31, 2018 were as follows:

U.S. Securities and Exchange Commission

October 9, 2019

On April 17, 2019, the Company entered into a material definitive agreement with Natural Plant Extract of California, Inc., a California corporation, and its wholly owned subsidiaries, Green Ethos LLC, Northern Lights Distribution LLC, and, Block Chain 420 LLC, all California limited liability companies (collectively, “NPE”). The Company and NPE agreed to form a joint venture incorporated in California under the name Viva Buds for the purpose of operating a California licensed cannabis distribution business pursuant to California law legalizing cannabis for recreational and medicinal use.

Pursuant to the material definitive agreement, the Company agreed to acquire twenty percent (equal to 200,000) of NPE’s authorized shares in exchange for Registrant’s payment of two million dollars and one million dollars’ worth of common stock, or approximately 1,173,709 shares of the Company’s restricted common stock, after the effects of the reverse stock split. As of the date of this filing, the shares have not been issued. The Company’s payment obligations are governed by a stock purchase agreement which required the Company to the following payment schedule:

a.        Deposit of $350,000 within 5 days of the execution of the material definitive agreement;

b.        Deposit of $250,000 payable within 30 days;

c.        Deposit of $400,000 within 60 days;

d.        Deposit of $500,000 within 75 days;

e.        Deposit of $500,000 within 90 days

The Company made its initial deposit pursuant to this schedule. However, the Company failed to make the other scheduled payments and is now in default. As of the date of this filing, the Company and NPE are in negotiations to restructure the payment plan.

U.S. Securities and Exchange Commission

October 9, 2019

Note 5 - Investments, page 16

4. We note your response to prior comment 24 of our letter dated May 28, 2019 regarding your joint venture investment and debt obligations tables. Please address the following:

• We note your $394,555 of Bougainville Ventures, debt outstanding as of March 31 and June 30, 2019. Please revise your narrative to disclose the terms of this remaining debt after the investment was fully impaired in 2018, identifying any defaults or payment triggers.

Response:       The Company will revise its narrative as follows, by including the following explanatory paragraph disclosure:

“The company was able to obtain general loans from St. George Investments LLC, not specific to any of the company’s joint ventures. Therefore, accordingly, the impairment of this investment did not create any defaults to the loan agreements and covenants. The loan agreement established the lender’s option to convert the loans to common shares of the company.”

• We note the addition of Natural Plant Extract to the table on page 19 for the quarter ended June 30, 2019. We also note you disclose in Note 11 on page 28 and in your MD&A on page 33 that: "Pursuant to the material definitive agreement, the Company agreed to acquire twenty percent (equal to 200,000) of NPE’s authorized shares in exchange for Registrant’s payment of two million dollars and one million dollars’ worth of common stock, or approximately 1,173,709 shares of the Company’s restricted common stock, after the effects of the reverse stock split. As of the date of this filing, the shares have not been issued." Please revise your narrative to explain the $3 million investment and $2 million loan, including the accounting and balance sheet reconciliation for each. Clearly revise your disclosure to explain how you accounted for the commitment as of the balance sheet date to issue these shares, and tell us the accounting literature on which you relied for your accounting.

Response:       The Company will revise its narrative as follows:

“Pursuant to the material definitive agreement, the Company agreed to acquire twenty percent of NPE’s authorized shares, totaling 200,000 shares, in exchange for Registrant’s payment of $2,000,000 (two million dollars) and $1,000,000 worth or approximately 1,173,709 shares of the Company’s restricted common stock, after the effects of the reverse stock split. As of the date of this filing, the shares have not been issued. The Company’s payment obligations are governed by a stock purchase agreement which required the Company to the following payment schedule:

a. Deposit of $350,000 within 5 days of the execution of the material definitive agreement;

b. Deposit of $250,000 payable within 30 days;

c. Deposit of $400,000 within 60 days;

d. Deposit of $500,000 within 75 days;

e. Deposit of $500,000 within 90 days.’

• We note your $1.7 million of investment loans for general operation for the quarter ended June 30, 2019. Please revise to disclose how this was accounted for, including how it reconciles to your balance sheet.

Response:       The Company will revise its disclosure as follows:

“The Company accounted this transaction as an investment and a liability - “debt obligation of Joint Venture”. The Company follows Accounting Standards Codification subtopic 321-10, Investments-Equity Securities (“ASC 321-10) which requires the accounting for equity security to be measured at fair value with changes in unrealized gains and losses are included in current period operations. Where an equity security is without a readily determinable fair value, the Company may elect to estimate its fair value at cost minus impairment plus or minus changes resulting from observable price changes.

U.S. Securities and Exchange Commission

October 9, 2019

The Company made its initial deposit pursuant to this schedule. However, the Company failed to make the other scheduled payments and is now in default. As of the date of this filing, the Company and NPE are in negotiations to restructure the payment plan.”

The $1,675,000 loans from St. George’s Investment LLC for the 2nd quarter ended June 30, 2019 were used in payment of the following expenses:

o VivaBuds Joint Venture $285,000

o Global Hemp Group JV $ 83,646

o Advertising expenses $249,777

o Hempsmart sales Commissions $440,648

o Marketing expenses $583,145

o Other general operating expenses $ 32,784

• TOTAL LOANS $1,675,000

Note 6 - Notes Payable, Related Party, page 21

5. Note 6 - Notes Payable, Related Party on page 21, discloses your notes payable due to officers were $1,778,872 and $180,000 as of June 30, 2019 and December 31, 2018, respectively. However, this contradicts the amounts shown on pages 4 and 26 where you report $71,553 & $287,140, respectively. Please revise your disclosures accordingly.

Response:       The Company will revise its Note 6 as follows:

“Note 6 - Notes Payable Related Party

As of June 30, 2019, and December 31, 2018, the Company’s officers and directors have provided advances and incurred expenses on behalf of the Company. The issued notes are unsecured, due on demand and bear 5% interest. At June 30, 2019 and December 31, 2018, there were an aggregate of $71,553 and $287,140, respectively of notes payable due to officers.

Note 8 - Stockholders' Deficit, page 23

6. Please reconcile the following inconsistent share and dollar amounts, by revising amounts and clarifying underlying support:

• Note 6 on page 21 states: "During the six months ended June 30, 2019, the Company issued an aggregate of 73,251,344 shares of its common stock in settlement of outstanding related party notes payable of $732,513."

Response:       The Company will revise its disclosure as follows:

“During the six months ended June 30, 2019, the Company issued an aggregate of 1,220,856 shares of its common stock in settlement of outstanding related party notes of $1,732,514.”

• Note 8 on page 24 states: "During the six months ended June 30, 2019, the Company issued an aggregate of 1,220,856 shares of its common stock, in settlement of outstanding related party notes payable, and in addition, common stock to be issued of $1,173,709 for a total aggregate value of $28,875."

Response:       The Company will revise its disclosure as follows:

The Company will delete this sentence in its amended filing.

• Note 10 on page 26 states: "During the six months ended June 30, 2019, the Company issued an aggregate of 1,220,856 shares of its common stock in settlement of outstanding related party notes payable of $71,553."

U.S. Securities and Exchange Commission

October 9, 2019

Response:       The Company will revise its disclosure as follows:

“During the six months ended June 30, 2019, the Company issued an aggregate of 1,220,856 shares of its common stock in settlement of outstanding related party notes payable, and in addition common stock to be issued of 1,173,709 shares for a total aggregate value of $1,732,514.”

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer